UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of May 2025

Commission File Number 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Report on Legal Proceedings

1. Title of the Lawsuit: Arbitration regarding the operational support services contract for the UAE nuclear power plant project

2. Claimant: Korea Hydro & Nuclear Power Co., Ltd. (“KHNP”)

3. Summary of the Lawsuit:

On May 7, 2025, the claimant, KHNP, initiated arbitration at the London Court of International Arbitration (“LCIA”) seeking the payment of around USD 1.1 billion regarding the operational support services contract for the UAE nuclear power plant project

4. Amount Claimed:

•	Amount Claimed: around KRW 1,569 billion (around USD 1.1 billion)

•	Total Equity of Korea Electric Power Corporation (“KEPCO”): KRW 41,363 billion

•	Ratio of Amount Claimed to Total Equity of KEPCO: 3.8%

5. Court of Jurisdiction: London Court of International Arbitration (“LCIA”)

6. Planned Action: KEPCO plans to defend its case through its arbitration counsel during the LCIA’s arbitration process

7. Filing Date: May 7, 2025

8. Confirmation Date: May 7, 2025

9. Other Information for an Investment Decision:

•

The claim amount in No. 4 above is based on the first basic exchange rate announced by Hana bank as of May 7, 2025, the arbitration filing date (1 USD to 1,426.6 KRW). Such claim amount is being disputed by KEPCO.

•	The total equity of KEPCO above is based on the consolidated statements of the fiscal year 2024.

•	The dates of filing and confirmation are based on the Seoul time.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Joo, Hwa-sik
Name:	Joo, Hwa-sik
Title:	Vice President

Date: May 7, 2025